February 16, 2012	VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

RE:	Cord Blood America, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your February 14, 2012 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (“the Company”) 10-Q filed with the Commission on November 14, 2011.  The purpose of this correspondence is to request an extension to March 13, 2012 for the deadline to provide our response.  This extension request is made to ensure the thoroughness of our response in conjunction with the Company’s ongoing effort in filing timely its 10-K.

It is our understanding per a telephone conversation with Blaise Rhodes, a contact per the Letter, if such extension is not granted, we will be notified by the Commission regarding the date our response is due.

Please do not hesitate to contact me if you have any questions at 702.914.7250.

Sincerely,

/s/ Matthew L. Schissler

Matthew L. Schissler
Chairman and Chief Executive Officer
Cord Blood America, Inc.